MAIL STOP 3561
      May 27, 2005
Jonathan H. Cohen
Chief Executive Officer
TAC Acquisitions Corp.
8 Sound Shore Dr., Suite 225
Greenwich, CT 06830

Re:	TAC Acquisition Corp.
Registration Statement on Form S-1
File No. 333-123382
      Filed on May 17, 2005

Dear Mr. Cohen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated May 13, 2005 and the additional disclosure that you have not had any "contact" with any target businesses. Please clarify if you have not taken any direct or indirect measures to locate or search for a target business.

2. We note your response to prior comment 4. Please advise if you have already submitted the disclosure requested by the prior comment.

Prospectus Summary, page 1

3. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will account for the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

Risk Factors, page 8

4. We note the disclosure in risk factor nine that you will not require the resignation or retention of current management as a condition to a business combination. Please clarify whether management will consider the retention of management as a factor in determining which acquisition candidate to pursue.

5. We note your additional disclosure in risk factor 25 that you
"do
not intend." Please revise to clarify if there is a risk present that management could negotiate the repayment of excess out-of-pocket expenses as a condition to any business combination.

6. Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination.

Proposed Business, page 25

7. We note your response to comment 14. Supplementally, you stated that management "frequently receive[s] unsolicited proposals." Please revise to include that disclosure in the prospectus and elaborate on that disclosure. If you decide not to incorporate such disclosure, please revise to provide the basis for your belief that management will receive "unsolicited proposals." Also, please clarify whether management has received any "unsolicited proposals" to date.

8. We note your additional disclosure that Messrs. Cohen and Rosenthal have each entered into an agreement with you to be personally liable for excess expenses. Please file that agreement as an exhibit.

Certain Transactions, page 40

9. We note your response to comment 19 regarding the fact that Messrs. Serman and Novak do not own any shares in your company.
It
would appear that the only tangible incentive for the noted individuals is potential employment with the resulting entity following a business combination. This would seem to present the conflict that Messrs. Serman and Novak would have a more favorable opinion of target companies that would agree to retain their services. Please revise to discuss this conflict, or advise why such conflict does not exist.

10. We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to
Item 404(d) of Regulation S-K.

Principal Stockholders, page 21

11. We note your response to comment 20. Your supplemental response indicates that the purpose is to align the initial stockholders` interest more closely with those of public investors. Please explain this statement, as it appears inconsistent with the removal from the registration statement of the disclosure that initial stockholders would purchase up to $3 million in this offering. Further, Charles
Royce is neither an officer nor director of the company. Please clarify the role Mr. Royce will hold in the decision making process.
Please advise and revise to discuss the purpose of your disclosed purchases on page 43.

12. Please revise to identify that "certain" affiliates or designees.

Notes to Financial Statements
Note C - Proposed Offering, F-8

13. We note your disclosure regarding the underwriter purchase option. Please expand your disclosure to describe all of the material terms of the option, including the consideration to be paid by the underwriter, and the exercise feature (e.g. physical, net cash, or net share settlement, etc.) contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in the company`s financial statements.
Explain your basis for the proposed treatment and how your basis considers the guidance of EITF 00-19 or other applicable authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

Part II
Exhibit

14. We note your response to comment 25. You state that in the event that greater than 10% of the firm underwritten units are defaulted, you could proceed with the offering and amend the prospectus. Because payment and delivery are due three days after effectiveness, please clarify if you would file a post effective and also redistribute the prospectus containing any modified disclosure.

15. We note several exhibits have not been filed. Please file all exhibits with the next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies
Cc:  	Cynthia M. Crus
	Fax #  (202) 637-3593
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TAC Acquisitions
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